                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549


                                 SCHEDULE 13G



                   Under the Securities Exchange Act of 1934
                              (Amendment No. 4)*


                               MFIC CORPORATION
 -------------------------------------------------------------------------------
                               (Name of Issuer)

                                 COMMON STOCK
--------------------------------------------------------------------------------
                        (Title of Class of Securities)

                                   595073107
                        ------------------------------
                                (CUSIP Number)

                               December 31, 1999
--------------------------------------------------------------------------------
            (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     [_] Rule 13d-1(b)

     [_] Rule 13d-1(c)

     [X] Rule 13d-1(d)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                               Page 1 of 9 pages

  -------------------
  CUSIP No. 595073107                 13G                      Page 2 of 9 Pages
  -------------------


------------------------------------------------------------------------------
      NAMES OF REPORTING PERSON
 1    I.R.S. IDENTIFICATION NUMBER OF ABOVE PERSON (Entities Only).

                          Irwin J. Gruverman

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
 2                                                              (a) [_]
                                                                (b) [_]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4
                          United States

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     5
     NUMBER OF            458,966

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6
                          274,505
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     7
    REPORTING             458,966

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          8
                          274,505
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9
      733,471 consisting of 242,300 shares of Common Stock, options to purchase 126,666 shares of Common Stock exercisable within 60 days owned directly by Mr. Gruverman, a warrant to purchase 100,000 shares of common stock exercisable within 60 days owned directly by Mr. Gruverman and 274,505 shares of Common Stock owned jointly by Mr. Gruverman and his wife.

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
10
                                                                    [X]
      Does not include 100,000 shares held by Marjorie Gruverman.
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
11
                          11.68%

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
12
                IN

------------------------------------------------------------------------------

                               Page 2 of 9 pages
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  -------------------
  CUSIP No. 595073107                 13G                      Page 3 of 9 Pages
  -------------------


------------------------------------------------------------------------------
      NAMES OF REPORTING PERSON
 1    I.R.S. IDENTIFICATION NUMBER OF ABOVE PERSON (Entities Only).

                          Marjorie B. Gruverman

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
 2                                                              (a) [_]
                                                                (b) [_]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4
                          United States

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     5
     NUMBER OF            100,000

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6
                          274,505
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     7
    REPORTING             100,000

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          8
                          274,505
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9
      374,505, consisting of 100,000 shares of Common Stock owned directly by Mrs. Gruverman, and 274,505 shares of Common Stock owned jointly by Mrs. Gruverman and her husband.

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
10
                                                                    [X]

      Does not include 242,300 shares of Common Stock, options to purchase 116,666 shares of Common Stock and a warrant to purchase 100,000 shares of Common Stock held by Irwin J. Gruverman.
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
11
                          6.18%

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
12
                IN

------------------------------------------------------------------------------

                               Page 3 of 9 pages

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     Item 1(a).     Name of Issuer
                    --------------

                    MFIC Corporation

     Item 1(b).     Address of Issuer's Principal Office
                    ------------------------------------

                    30 Ossipee Road
                    Newton, MA  02464-9101

     Item 2(a).     Name of Person Filing
                    ---------------------

                    Irwin J. Gruverman and Marjorie B. Gruverman

     Item 2(b).     Address of Principal Business Office, or if None, Residence
                    -----------------------------------------------------------

                    c/o MFIC Corporation
                    30 Ossipee Road
                    Newton, MA  02464-9101

     Item 2(c).     Citizenship
                    -----------

                    Mr. and Mrs. Gruverman are United States citizens.

     Item 2(d).     Title of Class of Securities
                    ----------------------------

                    Common Stock, $.01 par value

     Item 2(e).     CUSIP Number
                    ------------

                    595073107

     Item 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

           (a)[ ]   Broker or dealer registered under Section 15 of the Exchange
                    Act
           (b)[ ]   Bank as defined in Section 3(a)(6) of the Exchange Act.
           (c)[ ]   Insurance company as defined in Section 3(a)(19) of the
                    Exchange Act.
           (d)[ ]   Investment company registered under Section 8 of the
                    Investment Company Act.
           (e)[ ]   Investment adviser in accordance with Rule 13d-
                    1(b)(1)(ii)(E).
           (f)[ ]   Employee benefit plan, or endowment fund in accordance with
                    Rule 13d-1(b)(1)(ii)(F).
           (g)[ ]   Parent holding company or control person, in accordance
                    with Rule 13d-1(b)(1)(ii)(G).
           (h)[ ]   A savings association as defined in Section 3(b) of the
                    Federal Deposit Insurance Act.
           (i)[ ]   A church plan that is excluded from the definition of an
                    investment company under Section 3(c)(14) of the Investment
                    Company Act.
           (j)[ ]   Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

                               Page 4 of 9 pages

     Item 4.        Ownership
                    ---------

                    Provide the following information regarding the aggregate number and percentage of the class of the securities of the issuer identified in Item 1.


                    (a)  Amount Beneficially Owned:

                         Mr. Gruverman beneficially owns an aggregate of 733,471
                    shares of Common Stock, consisting of 242,300 shares of Common Stock, options to purchase 116,666 shares of Common Stock exercisable within 60 days of the date hereof and a warrant to purchase 100,000 shares of Common Stock exercisable within 60 days owned directly by Mr. Gruverman, and 274,505 shares of Common Stock owned jointly by Mr. Gruverman and his wife. Mrs. Gruverman beneficially owns 374,505 shares of Common Stock, consisting of 100,000 shares of Common Stock owned directly by Mrs. Gruverman and 274,505 shares of Common Stock owned jointly by Mrs. Gruverman and her husband. Mr. Gruverman disclaims beneficial ownership of the 100,000 shares of Common Stock owned by Mrs. Gruverman, and Mrs. Gruverman disclaims beneficial ownership of the 242,300 shares of Common Stock, options to purchase 116,666 shares of Common Stock and warrant to purchase 100,000 shares of Common Stock held by Mr. Gruverman.

                    (b)  Percent of Class:

                         Mr. Gruverman beneficially owns 11.68% of the Common
                    Stock of the Issuer.

                         Mrs. Gruverman beneficially owns 6.18% of the Common
                    Stock of the Issuer.

                    (c)  Number of shares as to which such persons has:

                         (i) sole power to vote or to direct the vote:

                              Mr. Gruverman:  458,966

                              Mrs. Gruverman:  100,000

                        (ii) shared power to vote or to direct the vote:

                              Mr. Gruverman: 274,505

                              Mrs. Gruverman:  274,505

                               Page 5 of 9 pages

                        (iii) sole power to dispose or to direct the disposition of:

                              Mr. Gruverman:  458,966

                              Mrs. Gruverman:  100,000

                        (iv) shared power to dispose or to direct the
                    disposition of:

                              Mr. Gruverman:  274,505

                              Mrs. Gruverman:  274,505

                    The foregoing percentages are calculated based on the 6,061,304 shares of Common Stock reported to be outstanding in the Quarterly Report on Form 10-Q of the Issuer for the quarter ended September 30, 1999.


     Item 5.        Ownership of Five Percent or Less of a Class.
                    --------------------------------------------

                    If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].


     Item 6.        Ownership of More than Five Percent on Behalf of Another
                    --------------------------------------------------------
                    Person.
                    -------

                    If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than five percent of the class, such person should be identified. A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of employee benefit plan, pension fund or endowment fund is not required.

                    Not applicable.

     Item 7.        Identification and Classification of the Subsidiary Which
                    ---------------------------------------------------------
                    Acquired the Security Being Reported on by the Parent
                    -----------------------------------------------------
                    Holding Company.
                    ----------------

                    If a parent holding company has filed this schedule, pursuant to Rule 13d-1(b)(ii)(G), so indicate under Item 3(g) and attach an exhibit stating the identity and Item 3 classification of the relevant subsidiary. If a parent holding company has filed this schedule pursuant to Rule 13d-1(c), attach an exhibit stating the identification of the relevant subsidiary.

                    Not applicable.

                               Page 6 of 9 pages

     Item 8.        Identification and Classification of Members of the Group.
                    ----------------------------------------------------------

                    If a group has filed this schedule, pursuant to Rule 13d-1(b)(1)(ii)(J), so indicate under Item 3(h) and attach an exhibit stating the identity and Item 3 classification of each member of the group. If a group has filed this schedule pursuant to Rule 13d-1(d), attach an exhibit stating the identity of each member of the group.

                    Not applicable.

     Item 9.        Notice of Dissolution of Group.
                    ------------------------------

                    Notice of dissolution of a group may be furnished as an exhibit stating the date of the dissolution and that all further filings with respect to transactions in the security reported on will be filed, if required, by the members of the group, in their individual capacity. (See Item 5.)

                    Not applicable.

     Item 10.       Certification.
                    -------------

                    By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having such purposes or effect.

                    Not applicable.


                 [REMAINDER OF PAGE INTENTIONALLY LEFT BLANK]

                               Page 7 of 9 pages
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                                   SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                            Date:  February 14, 2000
                                   -------------------------------------

                            Signature:  /s/ Irwin J. Gruverman
                                        --------------------------------

                            Name/Title:  Irwin J. Gruverman
                                         -------------------------------

                            Signature:  /s/ Marjorie B. Gruverman
                                        --------------------------------

                            Name/Title:  Marjorie B. Gruverman
                                         -------------------------------

                               Page 8 of 9 pages

                                   EXHIBIT 1


                           JOINT FILING AGREEMENT OF
                  IRWIN J. GRUVERMAN AND MARJORIE B. GRUVERMAN

          The undersigned hereby agree that the Schedule 13G/A with respect to the securities of MFIC Corporation dated as of even date herewith is filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities and Exchange Act of 1934, as amended.

Dated:   February 14, 2000

                              /s/ Irwin J. Gruverman
                              ______________________________________
                              Irwin J. Gruverman


                              /s/ Marjorie B. Gruverman
                              ______________________________________
                              Marjorie B. Gruverman

                               Page 9 of 9 pages